Future FinTech Group Inc.

January 6, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-0405

Attn:	Charles Eastman Martin James Tim Buchmiller Russell Mancuso

Re:	Future FinTech Group Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed December 26, 2019 File No. 001-34502

Dear Mr. Eastman, Mr. James, Mr. Buchmiller and Mr. Mancuso:

Future FinTech Group Inc. (“FTFT” or the “Company” and sometimes referred to as “we” or “our”) is filing a response to the SEC Comment Letter, dated January 3, 2020 (the “Comment Letter”), in connection with complying with the issues and outstanding disclosure items set forth therein.

For convenience of reference, we have included in this response letter the same caption and paragraph numbers, as well as the text of the comments, set forth in the Comment Letter followed by our responses thereto.

To facilitate your review, we have separately delivered to you four courtesy copies of the Amendment No. 2 to Preliminary Proxy Statement, marked to show changes to Amendment No. 1 to Preliminary Proxy Statement.

Preliminary Proxy Statement on Schedule 14A filed December 26, 2019

The Sale Transaction, page 22

1. We note your response to prior comment 4. Please provide in your proxy statement all disclosure required by Item 1015(b) of Regulation M-A, including the method of selection, compensation received and to be received, instructions received from the subject company or affiliate, and any limitation imposed by the subject company or affiliate on the scope.

Responses: We have revised the Preliminary Proxy Statement to include all disclosure required by Item 1015(b) of Regulation M-A, including the method of selection, compensation received and to be received, instructions received from the subject company or affiliate, and any limitation imposed by the subject company or affiliate on the scope on page 25.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 32

2. We note that the pro forma financial statements provided in response to comment 2 include pro forma adjustments referenced to notes (1) through (10). However, we note that the pro forma adjustments described on page 38 are labelled (a) through (e) and do not appear to explain the adjustments in the statements. Please revise the pro forma financial statements to include notes that correctly reference the pro forma adjustments and that explain the assumptions involved. Refer to Rule 11-02(b)(6) of Regulation S-X.

Responses: We inadvertently omitted certain notes to the pro forma adjustment and we have included these notes in the revised Preliminary Proxy Statement that correctly reference the pro forma adjustments and explain the assumptions involved on page 38.

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 33

3. We note the pro forma adjustment increasing accounts receivable, net of allowance, at September 30, 2019 by $66,561,464. It appears, based on note (a) on page 38, that the adjustment reflects “anticipated increased sales”. Please refer to Rule 11-02(b)(6) of Regulation S-X and explain to us how this pro forma balance sheet adjustment is directly attributable to the transaction and factually supportable. Otherwise, please revise the pro forma financial statements to remove the adjustment.

Responses: We inadvertently omitted certain notes to the pro forma adjustment and we have included these notes in the revised Preliminary Proxy Statement that correctly reference the pro forma adjustments, which explain how this pro forma balance sheet adjustment is directly attributable to the transaction and factually supportable. The increase of accounts receivable, net of allowance, at September 30, 2019 by $66,561,464 in the pro forma adjustment is mainly due to the elimination of the intercompany receivables, including the long term investment of the Company to HeDeTang HK and purchase price for certain creditor rights acquired in 2017.

General

4. Please include the information required by Schedule 14A Item 6(d).

Responses: We have revised the Preliminary Proxy Statement to include the information of Beneficial Ownership of Principal Stockholders and Management on page 57.

If you have any further comments or require any further information or if any questions should arise in connection with this submission, please call Mr. Jeffrey Li at (202) 298-1735 at Foster Garvey, P.C.

Very truly yours,

/s/ Yongke Xue
Yongke Xue
Chief Executive Officer
Future FinTech Group Inc.

2